UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of September 2002

JAZZTEL P.L.C.
(Translation of registrant's name into English)

c/o Jazz Telecom, S.A.
Avenida de Europa 14
Parque Empresarial La Moraleja
28108 Alcobendas, Madrid, Spain
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____________

MATERIAL DISCLOSURE

On September 16, 2002, the Registrant issued a press release announcing that it has signed a binding restructuring agreement with an ad-hoc committee of holders of the Senior Notes issued by the Registrant and that it has applied for a hearing with the High Court in London in order to have a date set at which the holders of the Senior Notes will be asked to approve the proposed restructuring. A copy of such press release is attached hereto as Exhibit A.

This information is incorporated by reference into the prospectus relating to the Registration Statement on Form F-3 (No. 333-13034) and Post-Effective Amendment No. 1 on Form F-3 to Registration Statement on Form F-1 (No. 333-12024), filed by the Registrant.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

JAZZTEL P.L.C.
(Registrant)

Date: September 17, 2002

By: ______________________
Christoph Schmid
Secretary

JAZZTEL

JAZZTEL SIGNS BINDING RESTRUCTURING AGREEMENT WITH AN AD-HOC BONDHOLDER COMMITTEE AND COMMENCES LEGAL PROCESS

Madrid, 16 September, 2002 – Jazztel p.l.c. ("Jazztel" or the "Company"), (Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ), announced today that as a follow-on step to the recapitalisation plan announced on June 13th (the "Recapitalisation"), the Company has signed a definitive and binding Restructuring Agreement with an *ad-hoc* committee (the "Committee") of holders of the Senior Notes issued by the Company, under which Jazztel undertakes to take all steps required to effectuate the Recapitalisation and the members of the Committee commit to support it. The Recapitalisation will be implemented through a Scheme of Arrangement process under English law (the "Scheme"), a process voluntary initiated by the Company in order to expedite the implementation of the Recapitalisation. Jazztel has applied for a hearing with the High Court in London, to be held on Tuesday 17th September, at which a date will be set for a meeting in London at which the holders of the Senior Notes will be asked to approve the proposed Scheme. The members of the Committee have committed under the agreement to vote in favour of the Scheme at the meeting of the holders of Senior Notes. Likewise, following the hearing Jazztel's Board of Directors proposes to convene an Extraordinary General Meeting of shareholders to consider and vote on the resolutions in connection with the Scheme. It is currently expected that these meetings will take place around the third week of October.

If the terms of the Scheme are approved by the holders of the Senior Notes and the resolutions put to the shareholders in connection with the Scheme are passed, the English Court will be asked to sanction the Scheme, at which stage it will become binding on all Senior Noteholders, provided that the conditions contained in the Scheme have been satisfied. A permanent injunction is expected to be obtained from the US Court soon after the English Court sanctions the Scheme, so as to ensure that the effect of the Scheme is also fully recognised under US law. The Company expects to close the Recapitalisation by the end of October.

In respect of the Scheme, Jazztel's 100% owned subsidiary Jazz Telecom S.A.U. has obtained a waiver from the syndicate of lenders under the €199,521,294 revolving credit and performance bond facility (the "Credit Facility") permitting the Company to commence the Scheme process. Under the waiver, Jazz Telecom S.A.U. has agreed not to request any further advances under the Credit Facility in excess of the 30 million Euro already drawn down by it. It has also been agreed to maintain the Performance Bond that guarantees Banda26's license obligations. Jazz Telecom, S.A.U. is currently negotiating with the lenders an amended credit facility agreement which, if approved by the requisite banks, will govern the terms and conditions under which Jazztel will continue to borrow the aforementioned 30 million Euro and maintain the availability of the Performance Bond from the lenders following the Recapitalisation.

The Board of Directors of Jazztel has approved the terms of this transaction, which would eliminate €668m of outstanding Senior Notes reducing Jazztel's interest expense under the Senior Notes by over €93m a year. Martin Varsavsky, the Company's Chairman and principal shareholder, has signed an irrevocable undertaking stating that he will vote in favour of resolutions to be proposed in connection with the Scheme at the Extraordinary General Meeting of Jazztel's shareholders to be called in the few next days.

The Board believes that the Recapitalization is the best alternative available to the Company today to ensure its continuity and once the process is implemented Jazztel to emerge in a strong financial position. The Board believes that in the absence of the proposed Scheme the Company is not in a position to meet its financial obligations under the Senior Notes on an ongoing basis and, more immediately, the Company will not be in a position to pay to holders of April Notes the interest payment due on 1st October under the

April Notes. In the absence of such Scheme, the Company will cease, in the foreseeable future, to be viable as a going concern, notwithstanding its achievements so far in developing the Network.

Under the terms of the Scheme, Jazztel's outstanding €668 million of Senior Notes would be exchanged for ordinary shares representing 88% of Jazztel's ordinary share capital and €75 million of new convertible notes (the "Convertible Bonds"). In addition funds held in an escrow account relating to the interest payment due on 16th December will be released to the holders of the December 1999. The Convertible Bonds will mature in 2012, will bear interest at 12% per annum, payable at the Company's option in cash or in kind, and would be convertible into 17.5% of the Company's share capital after Recapitalisation.

Upon completion of the Recapitalisation, 458 million new shares will be issued and eligible for sale in the market subject to a 4 stage lock up to be released in equal tranches every 30 days after the Scheme becomes effective. This will imply that the new number of fully diluted shares outstanding will be over 8 times higher, increasing from current 62.4 million to 520.4 million. Existing equity holders and option holders would be substantially diluted and will retain 12% of the Company's ordinary share capital post Recapitalization. The Company believes that the share price may be impacted due to the excess of supply caused by the large amount of newly issued shares coming into the market.

The successful implementation of the Scheme is conditional on a number of conditions being satisfied. The main conditions are i) the approval of the Scheme by a majority in number and 75% in value of the voting holders of Senior Notes, ii) the subsequent sanctioning of the Scheme by the English Court, iii) the approval of the resolutions required to implement the Scheme by a majority of not less than 75% of the shareholders of the Company present and voting at the Extraordinary General Meeting iv) the entering by Jazz Telecom, S.A.U. into a 30 million Euro amended credit facility agreement with the lenders on terms satisfactory to the Committee, currently under discussion, v) obtaining a court order in New York recognising the effect of the Scheme, and vi) the registration of the relevant documentation by Jazztel with the *Comisión Nacional del Mercado de Valores* in Spain.

In conjunction with the Recapitalisation, the Company has stated that it has or will cancel all of the €170m Senior Notes it had previously repurchased in the market. Once this process has been completed, and the Scheme has been implemented, the Company will have no more of its existing High Yield debt outstanding.

As a part of the measures being implemented to reduce costs and as announced on August 26th, the Company has reached agreements in principle with Renfe and Uni2 regarding the restructuring of its backbone and backhaul network contracts, subject to agreement on definitive documentation and the successful implementation of the Recapitalisation. The Company reiterates that these agreements do not have any relationship with potential merger talks with other operators. Likewise, the Company wants to reiterate that all merger talks, which have been made public in the past, with other operators are suspended until the closing of the Recapitalisation.

The Scheme as announced in June, only involves Jazztel which is the UK parent holding company of the group. None of the operating subsidiaries of Jazztel in Spain and Portugal would be involved in the Scheme. Trade creditors and other vendors to Jazztel and to its operating subsidiaries will be unimpaired and unaffected by the Scheme.

Commenting on the signing of the agreement with the Committee and the launching of the Scheme process, Antonio Carro, Jazztel's Chief Executive Officer said: "We are very pleased to reach this binding agreement with the bondholders' committee. This step signals the beginning of the completion of the restructuring process that we initiated in April this year. We believe that after the Recapitalisation, Jazztel will be uniquely positioned with a solid financial position to compete in the Iberian Telecom Market. As mentioned in our previous announcement we currently do not anticipate that we will provide any new financial guidance to the market until the Recapitalization process is concluded."

JAZZTEL

Advisors

Goldman Sachs International and JPMorgan Chase are acting as financial advisors to the Company on the Recapitalisation. Chadbourne & Parke, Linklaters and Uria & Menendez are acting as legal counsel to the Company.

Rothschild is acting as financial advisor to the Committee. Cadwalader Wickersham & Taft and Cuatrecasas are acting as legal counsel to the Committee.

The Company recommends that holders of Senior Notes wishing to obtain additional information regarding the terms of the Recapitalisation contact bondholder's counsel Cadwalader Wickersham & Taft on +44 207 170 8700 (attention of Andrew Wilkinson, Andrew Lucas and Stephen Phillips) and Rothschild on +44 207 280 5000 (attention of Bernard Douton).

Bondholders Communication Group will be acting as information agent. Bondholders are urged to contact Julia Tudor on + 1 212 809 2663.

About JAZZTEL

Jazztel p.l.c., (Nasdaq Europe: JAZZ and the Nuevo Mercado in Spain: JAZ) is an infrastructure based data and telecommunications operator with activities in Spain and Portugal. The company provides broadband solutions for data, Internet and voice services to small and medium sized businesses in the Iberian Peninsula. The company is constructing networks in over 150 metropolitan areas and business parks in Spain and Portugal. The access networks, linked by a long-distance network, will constitute one of Europe's fastest data and Internet telecommunication networks with transmission capacity of up to 720 gigabits. The company was founded in 1997. Jazztel also holds nationwide fixed wireless access licenses in Portugal and Spain, in the last case through Banda 26, a subsidiary of the Group.

Contact: www.jazztel.com
Investor Relations
Tel: 34 91 291 7200
Jazztel.IR@jazztel.com

Andrew Hazell
Press Relations
Tel: 34 91 131 9570